Holodia
1,325 followers
2w •

HOLOFIT #crowdfunding is almost sold out on #WeFunder! Did you get a chance to invest? You could own a part of #HOLOFIT for as little as $100.

Since we launched HOLOFIT on the Meta Quest platform in January '21 we have:

- Reached $80k in MRR with 96% 3-month retention rates of our core users,
- Lowered the Customer acquisition cost to $9 with Customer Lifetime value at $81,
- Provided value to users: 36% of Daily active users exercise on average 5x per week, for 32 minutes/session,
- Went through Techstars by NBC Universal and Comcast '21 accelerator and raised $2 million to date.

And this is only the beginning! Join us today: https://bit.ly/3RKzk5h

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Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#investmentopp #investmentopporutnity #metaquest #metaquestfitness #questfitness #vrfitness